                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended March 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-20900

                     COMPUWARE CORPORATION ESOP/401(k) PLAN
                            (Full title of the plan)

                              Compuware Corporation
                               One Campus Martius
                             Detroit, Michigan 48226

COMPUWARE CORPORATION ESOP/401(K) PLAN

Financial Statements as of and for the Years Ended March 31, 2008 and 2007,

Supplemental Schedule as of March 31, 2008 and Independent Auditors' Report

COMPUWARE CORPORATION ESOP/401(K) PLAN

TABLE OF CONTENTS

                                                                            PAGE
                                                                           -----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       3
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED MARCH 31, 2008 and
   2007:
   Statements of Net Assets Available for Benefits                            4
   Statements of Changes in Net Assets Available for Benefits                 5
   Notes to Financial Statements                                           6- 13
SUPPLEMENTAL SCHEDULE AS OF MARCH 31, 2008:                                   14
   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
   (Held at End of Year)                                                      15

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Compuware Corporation
                                        ESOP/401(k) Plan


Date: September 18, 2008                By: \S\ Laura L. Fournier
                                            ------------------------------------
                                            Laura L. Fournier
                                            Senior Vice President and
                                            Chief Financial Officer

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Compuware Corporation ESOP/401(k) Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (Plan) as of March 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.


                                        /s/ Crowe Horwath LLP
                                        Crowe Horwath LLP

South Bend, Indiana
September 16, 2008

COMPUWARE CORPORATION ESOP/401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2008 AND 2007

                                                         2008           2007
                                                     ------------   ------------
ASSETS:
   Investments--at fair value:
      Common Stock--Compuware Corporation            $ 58,986,307   $ 92,357,967
      Commingled Pool - Fidelity U.S. Equity Index     49,624,917     59,576,200
      Unitized Fund - State Street Global Advisors
         Mid-Cap Blend Unitized Fund                   42,049,175     61,150,728
   Mutual Funds:
         Short-term securities                         45,611,742     37,521,538
         Bonds (government and corporate)              39,697,493     38,480,611
         Equity                                       214,317,254    219,619,652
         Lifecycle                                      4,248,133             --
         Real estate                                    7,117,040     13,598,031
   Participant loans                                    5,399,805      5,258,886
                                                     ------------   ------------
         Total investments                            467,051,866    527,563,613
   Other receivable                                            12        143,345
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $467,051,878   $527,706,958
                                                     ============   ============

     The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2008 AND 2007

                                                                                  2008           2007
                                                                              ------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
   Investment income:
      Interest and dividends                                                  $ 22,050,372   $ 18,405,223
      Net appreciation/(depreciation)  in fair value of
         Compuware Corporation common stock                                    (17,352,941)    16,657,288
      Net appreciation/(depreciation) in fair value of Fidelity U.S. Equity
         Index Commingled Pool                                                  (2,409,491)     6,500,001
      Net appreciation/(depreciation) in fair value of State Street Global
         Advisors Mid-Cap Blend Unitized Fund                                  (10,838,462)     6,783,844
      Net appreciation/(depreciation) in fair value of Mutual Funds            (21,779,432)    11,277,491
                                                                              ------------   ------------
            Total investment income/(loss)                                     (30,329,954)    59,623,847
   Contributions:
      Participant                                                               27,601,805     29,179,820
      Employer  non-cash contribution                                                    0        200,794
      Participant rollover                                                       1,091,324      2,911,030
                                                                              ------------   ------------
            Total contributions                                                 28,693,129     32,291,644
                                                                              ------------   ------------
            Total additions                                                     (1,636,825)    91,915,491
                                                                              ------------   ------------
REDUCTIONS IN NET ASSETS ATTRIBUTABLE TO:
   Benefits paid to participants                                                58,905,791     48,908,699
   Administrative and other expenses                                               112,464         56,609
                                                                              ------------   ------------
            Total reductions                                                    59,018,255     48,965,308
                                                                              ------------   ------------
NET INCREASE/(DECREASE)                                                        (60,655,080)    42,950,183
   Plan mergers (Note 6)                                                                 0         56,411
NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                           527,706,958    484,700,364
                                                                              ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS--End of year                                $467,051,878   $527,706,958
                                                                              ============   ============

     The accompanying notes are an integral part of the financial statements

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

1.   GENERAL DESCRIPTION OF THE PLAN

     The following description of the Compuware Corporation (Company) ESOP/401(k) Plan (Plan) provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

     GENERAL--The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan (ESOP) and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive any discretionary employer ESOP contribution. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Compuware has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) appointing Fidelity to act as trustee of the Plan.

     CONTRIBUTIONS--ESOP--Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both and are valued based upon the quoted market price of the Company common stock on the date of contribution. During the 2008 Plan year, the Company determined not to make an ESOP contribution. During the 2007 Plan year, the company contributed $200,794 in Company stock to the Plan.

     CONTRIBUTIONS--401(K)--Participants in the Plan may elect to defer up to 75% of their pre-tax pay each pay period, and up to 10% of their after-tax pay each pay period, with a combined maximum limit of 85% for investment in the Plan. Effective January 3, 2006, the Plan initiated a 2% automatic enrollment policy, wherein unless an active participant with an employment commencement date on or after January 3, 2006 elects otherwise, they are deemed to have elected to make an automatic pre-tax contribution of 2% in the Plan. The automatic pre-tax contribution is effective as soon as administratively possible after 90 days from the employment date.

     The amount of pre-tax pay deferral contributions for each participant is limited to $15,500 during the 2008 calendar year and $15,500 during the 2007 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make additional pre-tax "catch-up" contributions in accordance with the provisions of Code Section 414(v). The maximum annual catch-up contribution is $5,000 for 2008 and $5,000 for 2007.

     PARTICIPANTS' ACCOUNTS--ESOP--Company contributions to the ESOP are allocated to eligible individual participant accounts based upon eligible compensation. These amounts are subject to the individual participant's investment direction immediately.

     PARTICIPANTS' ACCOUNTS--401(K)--All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on the actual earnings of the investment funds selected by the participants.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

1.   GENERAL DESCRIPTION OF THE PLAN (Continued)

     VESTING--ESOP--Participants are vested based on the number of years of service. As of April 1, 2007, vesting begins after two years of service, with full vesting occurring after six years of service. Prior to April 1, 2007, vesting began after three years of service, with full vesting occurring after seven years of service

     VESTING--401(K)--All participant contributions and earnings thereon are fully vested.

     FORFEITED ACCOUNTS - ESOP--During the Plan year ended March 31, 2008 and 2007, forfeited nonvested accounts totaled $1,836,171 and $692,307 respectively. These accounts may be allocated to remaining participants in the same manner as Company ESOP contributions. During the 2007 plan year, in accordance with the 5th amendment to the Plan dated May 23, 2006, all eligible participants received a contribution of 100 shares of company stock. This amendment applies to the 2007 plan year only. The primary source of this allocation was from the forfeiture account.

     PARTICIPANT LOANS--Participants may have only two outstanding loans at any time. Effective January 3, 2006, loans must originate from assets in the 401(k) portion of the participants' accounts. Prior to January 3, 2006, participants were allowed to have one loan originating from the ESOP allocations and one loan from the remaining portion of their 401(k) Plan account, excluding certain amounts from plan mergers.

     The maximum loan amount is equal to the lesser of $50,000 or 50% of their vested balance (excluding the ESOP source beginning January 3, 2006) minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant's account. Interest is paid quarterly at 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5% to 10%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's loan coupon service for hourly employees, terminated employees and rehires.

     PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement, or other reasons, a participant may request to receive a lump-sum amount equal to the value of the participant's vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING--The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

     INVESTMENT VALUATION--The Plan's investments are stated at fair value as of the financial statement date. The Plan's investment in Company stock is valued at its quoted market price of $7.34 and $9.49 at March 31, 2008 and 2007, respectively. The Plan's investments in all other common stocks and mutual funds are valued at fair value as determined by quoted market prices. Investments in commingled investment pools are valued at estimated fair value as determined by the Plan Trustee based upon the market prices of the underlying investments. Investments in the unitized fund are valued at estimated fair value based upon the market prices of the underlying investments, which include investments in collective investment funds and registered investment companies valued at the net asset value per share/unit on the valuation date, and short-term investments which are stated at amortized cost, which approximates fair value. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

     Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

     EFFECT OF NEWLY ISSUED BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS--In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No.
     157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on April 1, 2008. The Plan's investments are stated at fair value as of the financial statement date, and the Plan did not elect to adopt FAS 159 for any other assets or liabilities.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     USE OF ESTIMATES--The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at March 31, 2008 and 2007, and the reported amounts of changes in net assets available for benefits during the years then ended. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES--The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

     ADMINISTRATIVE FEES--Plan administrative fees consist of recordkeeping fees, participant loan initiation fees, loan maintenance fees, short-term trading fees and other related participant fees. In March 2007, the Plan Administrator elected to begin paying quarterly recordkeeping expenses of the Plan using the Plan forfeiture account. Prior to using forfeitures, the Company paid the recordkeeping expenses. All other fees are paid by individual participants.

     BENEFIT PAYMENTS--Payments for benefits are recorded when paid.

3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since the receipt of the determination letter. However, the Plan Administrator believes the Plan is designed and is currently being operated in accordance with applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

5.   PARTIES-IN-INTEREST

     Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the Plan, the employer, and certain others. Certain investments of the Plan are shares of mutual funds and a commingled pool fund which are offered by Fidelity Investments and Fidelity Management Trust Company (Fidelity), respectively. Fidelity is the Plan trustee and, therefore, these transactions and the Plan's payment of trustee fees to Fidelity qualify as party-in-interest transactions. The Plan also invests in shares of common stock issued by Compuware Corporation, which qualifies as a party-in-interest investment. Further, participant loan transactions and Fidelity investments are also party-in-interest transactions.

     The 8,035,919 and 9,732,136 shares of Compuware Corporation common stock held by the Plan as of March 31, 2008 and 2007 represent approximately 3.1% and 3.2% of the Company's outstanding shares as of March 31, 2008 and 2007. The Company common stock held by the Plan as of March 31, 2008 and 2007 has been valued at its quoted market price as of the 2008 and 2007 financial statement date of $7.34 and $9.49 per share.

     There were no cash dividends paid to the Plan by Compuware Corporation during the plan year end March 31, 2008 and 2007. Total depreciation for the Compuware Corporation common stock for the plan year ended March 31, 2008 was $(17,352,941). Total appreciation for the Compuware Corporation common stock for the plan year ended March 31, 2007 was $16,657,288. This is included in net appreciation/(depreciation) per the Statement of Changes in Net Assets Available for Benefits.

6.   PLAN MERGERS

     On August 2, 2006, the Plan was merged with the Providerlink 401(k) Plan. All of the assets of the Providerlink 401(k) Plan were transferred to the Plan, causing the dissolution of the Providerlink 401(k) Plan. Each participant in the Providerlink 401(k) Plan became eligible to participate in the plan upon, or before, the effective date of the merger.

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

7.   INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

                                                                2008          2007
                                                            -----------   -----------
Compuware Corporation Common Stock:
   ESOP* ( 6,686,332 and 8,249,279 shares, respectively)    $49,080,337   $78,285,654
   401(k) ( 1,349,587 and 1,482,857 shares, respectively)     9,905,970    14,072,313
Fidelity Equity Income Fund                                  32,933,980    40,450,253
Fidelity Diversified International Fund                      58,832,902    60,769,816
Janus Twenty Fund                                            33,171,690    22,744,094
Fidelity Retirement Money Market Fund                        39,691,919    33,529,848
Fidelity U.S Bond Index                                              --    26,893,645
Vanguard Total Bond Market Index Fund                        27,869,675            --
Fidelity U.S. Equity Index Commingled Pool                   49,624,917    59,576,200
State Street Global Advisors Mid-Cap Blend Unitized Fund     42,049,175    61,150,728


*    Non-participant directed

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

8. FUND INFORMATION

Investment income, participant contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2008 and 2007:

                                         NON-PARTICIPANT DIRECTED
                                       ---------------------------
                                         COMPUWARE      COMPUWARE
                                       COMMON STOCK   COMMON STOCK    PARTICIPANT
                                          ESOP *          LOAN         DIRECTED         TOTAL
                                       ------------   ------------   ------------   ------------
BEGINNING BALANCE--MARCH 31, 2007       $78,970,088     $313,224     $448,423,646   $527,706,958
INVESTMENT INCOME/(LOSS)                (14,765,966)      25,312      (15,589,300)   (30,329,954)
CONTRIBUTIONS:
   Participant                                   --           --       27,601,805     27,601,805
   Employer                                      --           --               --             --
   Participant rollover                          --           --        1,091,324      1,091,324
                                        -----------     --------     ------------   ------------
      Total contributions                                              28,693,129     28,693,129
BENEFITS PAID TO PARTICIPANTS             7,100,897       19,803       51,785,091     58,905,791
ADMINISTRATIVE AND OTHER EXPENSES            75,330           --           37,134        112,464
PLAN MERGERS                                     --           --               --             --
EXCHANGES                                  (139,081)     159,926          (20,845)            --
                                        -----------     --------     ------------   ------------
ENDING BALANCE--MARCH 31, 2008          $56,888,814     $478,659     $409,684,405   $467,051,878
                                        ===========     ========     ============   ============

COMPUWARE CORPORATION ESOP/401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2008 AND 2007

8. FUND INFORMATION (Continued)

                                       COMMON STOCK   COMMON STOCK   PARTICIPANT
                                          ESOP *          LOAN         DIRECTED         TOTAL
                                       ------------   ------------   ------------   ------------
BEGINNING BALANCE--MARCH 31, 2006      $ 72,713,009    $   594,819   $411,392,536   $484,700,364
INVESTMENT INCOME                        13,928,001         26,662     45,669,184     59,623,847
CONTRIBUTIONS:
   Participant                                   --             --     29,179,820     29,179,820
   Employer                                 758,377             --       (557,583)       200,794
   Participant rollover                          --             --      2,911,030      2,911,030
                                       ------------    -----------   ------------   ------------
      Total contributions                   758,377                    31,533,267     32,291,644
BENEFITS PAID TO PARTICIPANTS             6,491,346         23,551     42,393,802     48,908,699
ADMINISTRATIVE AND OTHER EXPENSES            26,026             --         30,583         56,609
PLAN MERGERS                                     --             --         56,411         56,411
EXCHANGES                                (1,911,927)      (284,706)     2,196,633             --
                                       ------------    -----------   ------------   ------------
ENDING BALANCE--MARCH 31, 2007         $ 78,970,088    $   313,224   $448,423,646   $527,706,958
                                       ============    ===========   ============   ============

* This Balance includes previously forfeited amounts held within other investment funds

                              SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2008

                                                       DESCRIPTION OF INVESTMENT INCLUDING
         IDENTITY OF ISSUE, BORROWER,              MATURITY DATE, RATE OF INTEREST, COLLATERAL                          CURRENT
           LESSOR OR SIMILAR PARTY                      PAR OR MATURITY VALUE (IN SHARES)                  COST          VALUE
------------------------------------------   -------------------------------------------------------   -----------   ------------
 * Compuware Corporation                     Compuware Corporation Common Stock; 8,035,919 shares      $45,089,365   $ 58,986,307
 * Fidelity Investments                      Equity Income Fund; 672,946 units                          35,630,796     32,933,980
 * Fidelity Investments                      Diversified International Fund; 1,631,528 units            47,322,498     58,832,902
 * Fidelity Investments                      Dividend Growth Fund; 551,699 units                        15,693,787     14,608,984
   American Funds                            Growth Fund of America - Class A Fund; 484,936 units       14,861,707     15,193,040
 * Fidelity Investments                      Retirement Money - Market Fund; 39,691,919 units           39,691,919     39,691,919
 * Fidelity Investments                      Institutional Short - Intermediate Government Fund;
                                             596,155 units                                               5,750,332      5,919,823
   Domini                                    Social Equity Fund; 23,106 units                              694,749        671,012
   PIMCO                                     Foreign Bond Index Fund; 416,510 units                      4,330,095      4,327,545
   Laudus Rosenberg                          U.S. Small Capitalization Fund; 724,208 units               8,935,630      6,539,602
   Nicholas Applegate                        High Yield Bond Fund; 801,311 units                         8,035,389      7,500,273
   Janus                                     Twenty Fund; 476,194 units                                 25,539,210     33,171,690
   Morgan Stanley Institutional Fund Trust   Mid-Cap Growth Fund; 623,188 units                         15,785,398     17,767,100
 * Fidelity Investments                      Real Estate Investments; 262,041 units                      8,937,785      7,117,040
   Lord Abbett                               Mid Cap Value Fund; 875,704 units                          17,812,080     13,424,536
 * Fidelity Mangement Trust Company          U.S. Equity Index Commingled Pool Fund; 1,144,750 units    39,480,020     49,624,917
   State Street Global Advisors              Mid-Cap Blend Unitized Fund; 1,,959,354 units              46,432,413     42,049,175
   American Funds                            New Perspective R5 Fund; 526,579 units                     15,979,725     16,571,428
   Vanguard                                  Target Retirement 2010 Fund; 9,458 units                      210,748        209,219
   Vanguard                                  Target Retirement 2020 Fund; 29659 units                      672,060        653,982
   Vanguard                                  Target Retirement 2030 Fund; 18,727 units                     426,909        412,361
   Vanguard                                  Target Retirement 2040 Fund; 18,311 units                     418,445        399,743
   Vanguard                                  Target Retirement 2050 Fund; 857units                          19,390         18,773
   Vanguard                                  Total Bond Market Index Fund; 2,716,342 units              27,769,391     27,869,675
   Vanguard                                  Target Retirement Income Fund; 6,127 units                     67,431         67,093
   Vanguard                                  Target Retirement 2005 Fund; 670 units                          7,900          7,850
   Vanguard                                  Target Retirement 2015 Fund;76,013 units                      973,858        941,040
   Vanguard                                  Target Retirement 2025 Fund; 51,173 units                     656,814        653,485
   Vanguard                                  Target Retirement 2035 Fund; 53,296 units                     747,791        715,769
   Vanguard                                  Target Retirement 2045 Fund;12,171 units                      176,660        168,817
   Luther King Capital Management            Small Cap Equity Fund; 256,291 units                        5,638,317      4,602,981
 * Participants                              Loans to participants (interest rates of 5% to 10%)                        5,399,805
                                                                                                                     ------------
   Total assets held for investment purposes                                                                         $467,051,866
                                                                                                                     ============

*  Party-in-interest


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